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                                                                    Exhibit 99.1

                         (CAMPBELL RESOURCES INC. LOGO)

                                  PRESS RELEASE
                              For immediate release

                  CAMPBELL RESOURCES ANNOUNCES THE SALE OF THE
                             EASTMAIN MINE PROPERTY

MONTREAL, MAY 19 2006 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN BOARD:
CBLRF) ("Campbell") announces that it has signed a Letter of Intent with Eastmain Resources Inc. ("Eastmain") by which Eastmain would acquire the Eastmain Mine Property in exchange for payment of $2.5 million cash, two million common shares of Eastmain Resources Inc. and one million common share purchase warrants.

Campbell shall retain a 2% Net Smelter Return Royalty ("NSR") on the Mine Property. Eastmain will have the option to purchase one-half of the NSR for $1 million for any production over and above 250,000 ounces of gold.

This transaction is subject to regulatory approvals and completion of a definitive agreement.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


                                      -30-

FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.              Renmark Financial Communications Inc.
Andre Fortier, President and         Henri Perron, hperron@renmarkfinancial.com
Chief Executive Officer              John Boidman, jboidman@renmarkfinancial.com
Tel.: 514-875-9037                   Tel.: 514-939-3989
Fax: 514-875-9764                    Fax: 514-939-3717
afortier@campbellresources.com       www.renmarkfinancial.com